EXHIBIT 16.1

September 22, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 4.01 of Form 8-K dated September 22, 2006, of Addison-Davis Diagnostics, Inc., and are in agreement with the statements which state that there were no disagreements between the Registrant and our firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Our audit report for the fiscal year ended June 30, 2005 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope or or accounting principles.

We have no basis to agree or disagree with other statements of the Registrant contained therein. If you have any questions or need additional information, please call me at (619) 422-1348.

Sincerely,

/s/ Armando C. Ibarra, CPA

Armando C. Ibarra, CPA